

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

March 31, 2025

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
        Amendment No. 88 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 88 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and an amended replacement Exhibit J to correct an error in the Director information previously submitted.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment.

This Amendment is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Chris Zaremba
General Counsel

cc: Johnna Dumler
        TM-Marketsupervision@sec.gov
        Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 3/31/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: **BOX Exchange LLC**

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Arch Street, Suite 610, Boston, MA 02110

   25000085

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   617-235-2102   617-235-2253

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Chris Zaremba   General Counsel   617-235-2102

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Chris Zaremba

   101 Arch Street, Suite 610

   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: **December 31**

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010   (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/31/2025   BOX Exchange LLC
       (MM/DD/YY)   (Name of applicant)

By: _____   Chris Zaremba, General Counsel
       (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 31 day of March , 2025 by Alyssa Schwartz
                                                  (Month)   (Year)   (Notary Public)

My Commission expires May 25, 2029 County of Suffolk   State of Massachusetts

(Notary seal: Alyssa R Schwartz, My Commission Expires May 25, 2029, Notary Public, Commonwealth of Massachusetts)



BOX EXCHANGE LLC

AMENDMENT No. 88
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 88. The Form 1 application is not being modified in any respect other than to the extent set forth below.



Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.

Response:

1. Officers: [No Change]

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Name:	Title:	Commencement Date:	Ratification Date:
Tony McCormick	Chief Executive Officer	April 28, 2011	May 22, 2024
Lisa Fall	President, Chief Legal Officer, and Secretary	April 28, 2011	May 22, 2024
Bruce Goodhue	Chief Regulatory Officer	January 1, 2014	May 22, 2024
Jamie Alano	Chief Risk Officer and Chief Information Security Officer	August 1, 2018	May 22, 2024
Rich Hadley	Chief Financial Officer	January 1, 2021	May 22, 2024
Marguerite Donovan	Chief Market Supervision Officer	Officer designation approved by the	May 22, 2024



		Board May 22, 2024	
Chris Zaremba	General Counsel	May 22, 2024	May 22, 2024
Jason Mandryk	Chief Technology Officer	July 25, 2024	

2. Directors:

Each of the Class I Directors listed below commenced a three-year term of service on December 19, 2023, each of the Class II Directors listed below commenced a three-year term of service on December 17, 2024, and each of the Class III Directors listed below commenced a three-year term of service on December 8, 2022 in accordance with the BOX Exchange LLC Bylaws.

Name:	Title:	Primary Business:
Ed Boyle	Non-Industry Director, Class I	None/Retired
Will Easley	Facility Director, Class II	None/Retired
Kurt Eckert	Participant Director, Class III	Options Trading
Sean Flynn	Participant Director, Class I	Options Trading
Paul Stevens	Non-Industry Director, Class II	None/Retired
Robert Whaley	Non-Industry Public Director, Class II	Professor
Susan Whiting	Non-Industry Director, Class III	None/Retired

3. Committees: [No Change]

Audit Committee
- Ed Boyle
- Will Easley
- Paul Stevens
- Susan Whiting

Compensation Committee
- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee
- Ed Boyle
- Paul Stevens
- Robert Whaley
- Susan Whiting



Risk Committee:
- Ed Boyle
- Will Easley
- Kurt Eckert
- Sean Flynn
- Paul Stevens
- Robert Whaley
- Susan Whiting

Nominating Committee
- Ed Boyle
- Will Easley
- Kurt Eckert
- Sean Flynn
- Paul Stevens
- Robert Whaley
- Susan Whiting